Wavecom. Gemalto makes a takeover bid of €7 per share
INVTIR0020081010e4ab0001t
VM; valeurs moyennes
E. D.
355 Words
11 October 2008
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French
(c)2008 Investir.
Business activities. Wavecom develops and sells modules and integrated modems, as well as machine-to-machine wireless communications solutions.
The company generated revenues of €202 million in 2007. Gemalto — which is eight times larger in terms of sales — is interested in Wavecom’s technology as it allows for remote systems maintenance. The world market leader in smart cards and digital security made a surprise offer for the company on the morning of Monday 6 October.
Analysis. Wavecom’s share price rose by nearly 60% on Monday to €6.55. This startling performance, out of synch with the severe decline in the market as a whole, was a result of the share price more or less aligning with the price offered by Gemalto of €7 per share in cash and €20 for OCEANE convertible bonds. For those who would prefer to wait, Gemalto has promised to redeem the bonds at the price of €31.50 on maturity in 2012. The deal represents an enterprise value of €67 million for Wavecom.
The Board of Directors gave its verdict on the offer on Thursday, considering it to be “against interests of Wavecom, its shareholders and its employees”, adding that it did not offer “sufficient value creation for all those involved”.
However, Gemalto believes that this is a “good proposal, that is linked to and fits in with its business activities” and which represents an opportunity for Wavecom to “grow to new heights, which is still difficult for a company to do on its own today. It is only benefiting to a limited extent from growth of 20-25% in its market”.

OUR ADVICE
We have advised against investing in Wavecom since December 2005. Readers with the stock in their portfolio will wait for more details before tendering their shares to the offer. The AMF has not yet given its verdict on the validity of the offer — it is expected to do so this week or at the start of next week at the latest.
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The tender offers described here, which have not yet commenced, will be made for the shares, ADSs and convertible bonds (OCEANEs) of Wavecom. This news article is not an offer to buy or the solicitation of an offer to sell any Wavecom securities. The solicitation and the offer to buy the shares, ADSs and convertible bonds of Wavecom will be made only pursuant to the offer to purchase and related materials that Gemalto has filed with the French Autorité des marchés financiers (“AMF”) as a note d’information only at the time of the launching of the offer pursuant to French laws and regulations, and the Tender Offer Statement on Schedule TO Gemalto intends to file with the U.S. Securities and Exchange Commission (the “SEC”). Wavecom security holders and other investors should read carefully such offer materials prior to making any decisions with respect to the tender offers because these documents contain, or will contain, important information, including the terms and conditions of the tender offer. Wavecom security holders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (http://www.amf-france.org.), and with the SEC, from the SEC’s website (http://www.sec.gov), in each case without charge. Such materials filed by Gemalto will also be available for free at Gemalto’s website (http://www.gemalto.com).